Exhibit 23.3

CONSENT OF EUROMONITOR INTERNATIONAL LTD

We hereby consent to the use by Arcos Dorados Holdings Inc., in connection with its Registration Statement on Form F-l and related prospectus, and any Amendments and supplements thereto (collectively, the “Registration Statement”), of excerpts from our report dated May 2011, as amended and supplemented from time to time (the “Report”), the information contained therein (the “Intellectual Property”) and the use of our name in the Registration Statement. We confirm that we have reviewed the references to the Report in the Registration Statement dated October 17, 2011, and we consent to this use of the Intellectual Property. We also confirm that we have reviewed references to the Intellectual Property and that they are quoted in an appropriate context.

By:    /s/ Tim Kitchin